VIA EDGAR

June 4, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard, Joe McCann, Daniel Gordon and Jenn Do

Re:	Rapport Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-279486

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rapport Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 6, 2024 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Justin S. Platt at (212) 459-7340.

If you have any questions regarding this request, please contact Justin S. Platt of Goodwin Procter LLP at (212) 459 7340.

Sincerely,

RAPPORT THERAPEUTICS, INC.

/s/ Troy Ignelzi

Troy Ignelzi

Chief Financial Officer

cc:	Abraham N. Ceesay, Rapport Therapeutics, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Stephanie A. Richards, Goodwin Procter LLP

Justin S. Platt, Goodwin Procter LLP